Exhibit 99.5

Office:	+852 2801 6066
Mobile:	+852 9718 8740
Email:	rthorp@tta.lawyer

To:	Gorilla Technology Group Inc.

Meridien House

42 Upper Berkeley Street

Marble Arch London, W1H 5QJ

United Kingdom

20 February 2024

Dear Sirs

Re: Gorilla Technology Group Inc.

We have acted as Cayman Islands legal advisers to Gorilla Technology Group Inc. (the “Company”) in connection with the Company’s registration statement on Form F-3, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933 (the “Act”), as amended, (the “Registration Statement”), relating to the registration of up to a maximum aggregate offering price of US$300,000,000, including the Company’s Series B Convertible Preference Shares with a par value of US$0.0001 per share (the “Placement Shares”) and ordinary share warrants (the “Warrants”) to purchase ordinary shares that may be issued and sold under a Securities Purchase Agreement (the “Purchase Agreement”) dated 14 February 2024 among the Company and the parties thereto. This opinion is given in accordance with the terms of the Legal Matters section of the Registration Statement.

1	Documents Reviewed

For the purposes of this opinion we have reviewed originals, copies, drafts or conformed copies of the documents listed in Schedule 1 to this opinion, being all of the documents necessary to form our opinion. Defined terms shall have the meanings set out in Schedule 1 or in the Registration Statement.

2	Assumptions

The following opinions are given only as to and based on circumstances and matters of fact existing at the date hereof and as to the laws of the Cayman Islands as the same are in force at the date hereof. In giving this opinion, we have relied upon the completeness and accuracy (and assumed the continuing completeness and accuracy as at the date hereof) of the Director’s Certificate, as to matters of fact, without further verification and have assumed that copy documents or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

3	Opinions

Based upon, and subject to, the foregoing assumptions, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	the Company has been duly incorporated and is validly existing under the laws of the Cayman Islands;

3.2	the directors of the Company (the “Directors”) have taken all necessary corporate action to approve the issuance and establish the terms of the Placement Shares, Warrants, the ordinary shares issuable upon conversion of the Placement Shares (the “Conversion Shares”) and the ordinary shares issuable upon exercise of the Warrants (the “Warrant Shares”), the offering thereof and related matters, and when such Placement Shares and Warrant Shares, have been issued and sold by the Company in the manner contemplated by the Purchase Agreement, the Warrants and the Registration Statement and in accordance with such resolutions of the Directors, such Placement Shares, Conversion Shares and Warrant Shares will be duly authorized, legally issued and allotted, as fully paid and non-assessable;

3.3	in this opinion the phrase “non-assessable” means, with respect to shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil); and

3.4	the statements in the prospectus forming part of the Registration Statement, to the extent that they constitute statements of Cayman Islands law, are accurate in all material respects and such statements constitute our opinion.

We hereby consent to the prospectus discussion of this opinion, to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” and elsewhere in the prospectus and the prospectus supplement included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

TRAVERS THORP ALBERGA

SCHEDULE 1

List of Documents Reviewed

1	the Certificate of Incorporation dated 17 May 2021;

2	the Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution of the shareholders of the Company on 13 July 2022 (the “M&A”);

3	the register of directors of the Company;

4	the Purchase Agreement;

5	the Certificate of Designation for the Placement Shares

6	the Warrants; and

7	the Registration Statement.

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